John Hancock Funds II

601 Congress Street

Boston, Massachusetts 02210-2805

September 23, 2011

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Mr. Thompson:

This letter is in response to comments received via telephone from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 52 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on July 14, 2011 pursuant to Rule 485(a) under the Investment Company Act of 1940 (the “1940 Act”). The purpose of the Amendment was to register four new series of the Trust, China Emerging Leaders Fund, Diversified Strategies Fund, Health Sciences Fund and Redwood Fund (each, a “Fund”).  The responses to the comments received regarding the Diversified Strategies Fund, Health Sciences Fund and Redwood Fund will be incorporated in a Post-Effective Amendment filed pursuant to Rule 485(b) under the 1940 Act shortly hereafter.  Subsequent to the Amendment, the Trust determined to delay the commencement of operations of the China Emerging Leaders Fund.  As a result, all of the comments received relating to the China Emerging Leaders Fund will be addressed in a subsequent letter and subsequent Post-Effective Amendment pursuant to Rule 485(a).  Set forth below is a summary of each comment relating to the Diversified Strategies Fund, Health Sciences Fund and Redwood Fund, followed by our response.

Comment 1— On the cover of each prospectus, please include the ticker symbol for each class of shares of the Fund to which the prospectus relates.

Response to Comment 1 — The ticker symbols have been added to the prospectus as requested.

Diversified Strategies Fund:

Comment 2 — The third paragraph under “Principal investment strategies” states, among other things, that the Fund has no restrictions on market capitalization or industries.  Please disclose that the Fund can invest in small cap companies, and remove the reference to industry concentration as this is addressed as a fundamental investment policy in the Statement of Additional Information (“SAI”).

Response to Comment 2 – The prospectus has been revised as requested.

Comment 3 — Please refer to below investment grade bonds as “junk bonds” in the prospectus.

Response to Comment 3 — The prospectus has been revised as requested.

Securities and Exchange Commission

September 23, 2011

Comment 4 — The sixth paragraph under “Principal investment strategies” states that the Fund may allocate to a “unique mix” of asset classes.  Please describe these asset classes.

Response to Comment 4 — The prospectus has been revised to indicate that the subsequent paragraph describes these asset classes.

Comment 5 — Please ensure that the types of investments described in the seventh paragraph under “Principal investment strategies” are accompanied by the appropriate risk disclosure.

Response to Comment 5 — The prospectus has been revised as requested to include risk disclosure regarding each type of investment described in this paragraph.

Comment 6 — In the “Principal investment strategies” section of the prospectus, please describe the specific derivatives to be used by the Fund and the purposes for which they will be used.

Response to Comment 6 — The prospectus has been revised as requested.

Comment 7 — If securities lending is to be a principal investment strategy, please provide disclosure regarding the risks thereof.

Response to Comment 7 — The prospectus has been revised to remove reference to securities lending in the “Principal investment strategies” section.

Comment 8 — The “Principal investment strategies” section includes real estate securities and commodities strategies.  Please include the appropriate risk disclosure, as well as disclosures related to small and medium capitalization companies.

Response to Comment 8 — The prospectus has been revised as requested.

Comment 9 — Please discuss the risks and expenses involved with the Fund’s investment in exchange-traded funds (“ETFs”).

Response to Comment 9 — The prospectus has been revised as requested.

Comment 10 — Please remove the mortgage-backed and asset-backed securities risk from the “Principal risks” section of the prospectus if the Fund does not invest in mortgage-backed and asset-backed securities as a principle investment strategy.

Response to Comment 10 — The prospectus has been revised as requested.

Comment 11 — Please state whether the Board of Trustees consideration of management fees is described in the Fund’s report to shareholders.

Response to Comment 11 — The prospectus has been revised as requested.

Health Sciences Fund:

Comment 12 — The Principal investment strategies section states that the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies engaged, at the time of investment, in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed “health sciences”) (the “80% Policy”).  Please revise the 80% Policy to clarify that these companies must be “principally” so engaged.  In addition, please define these as “health sciences companies” instead of “health sciences.”

Securities and Exchange Commission

September 23, 2011

Response to Comment 12 — The prospectus has been revised as requested.

Comment 13 — In the Principal investment strategies section, please define what it means to be “principally engaged” in health sciences as, for example, a company that derives at least 50% or more of its assets, profits, revenue or income from health sciences activities.

Response to Comment 13 — The fund’s subadviser does not have a mechanism by which to accurately and consistently monitor whether a company derives at least 50% or more of its assets, profits, revenue or income from health sciences activities.  However, to ensure consistency with the 80% Policy, the prospectus has been revised to indicate that a health sciences company is “principally engaged” in health sciences if it is included in, or eligible to be included in, the GICS Health Care Sector Classification.  The GICS Health Care Sector Classification is made of companies that (i) manufacture health care equipment and supplies or provide health care related services, including distributors of health care products, providers of basic health-care services, and owners and operators of health care facilities and organizations, or (ii) are primarily involved in the research, development, production and marketing of pharmaceuticals and biotechnology products

Comment 14 — In the “Principal investment strategies” section of the prospectus, please describe the specific derivatives to be used by the Fund and the purposes for which they will be used.  Also explain whether the Fund’s investments in such derivatives will count towards the Fund’s 80% Policy, and if so, please explain how the Fund’s investments in derivatives are valued for purposes of the 80% Policy and why it is appropriate to do so.

Response to Comment 14 — The prospectus accurately describes the derivatives which may be utilized by the Fund and the purposes therefore.  These derivatives are not counted towards the Fund’s 80% Policy.

Comment 15 — The “Principal investment strategies” states that the Fund may write call and put options as a means of generating additional income.  Please change this statement to “additional gains.”

Response to Comment 15 — The prospectus has been revised to state that the Fund may write call and put options as a means of generating additional gains and to seek protection against a decline in the value of the Fund’s securities or an increase in prices of securities that may be purchased.

Comment 16 — The “Principal investment strategies” section states that the Fund concentrates its investments in companies in the health sciences sector.  Please state instead that the Fund concentrates in health sciences companies.

Response to Comment 16 — The prospectus has been revised to state that the Fund may concentrate in the health sciences industry.

Comment 17 — The Fund’s “Principal investment strategies” section references discretion to invest in securities that do not meet the Fund’s normal investment criteria described above, and also describes investments in the T. Rowe Price Reserve Investment Fund.  Why are these investment described in this section?

Response to Comment 17 — The Fund includes a description of these investments because it may pursue such strategies as principal strategies although they may not fall within the Fund’s 80% Policy.  However, the Fund intends to comply with the 80% Policy at all times, except for cases of temporary defensive investments as described in the prospectus.

Securities and Exchange Commission

September 23, 2011

Comment 18 — In the “Principal risks” section, please describe industry concentration risk instead of industry or sector investing risk.

Response to Comment 18 — The prospectus has been revised as requested.

Comment 19 — The “Principal risks” section includes investment company risk. Please include this strategy in the investment strategies section or remove the risk disclosure.  If applicable, include acquired fund fees and expenses in the fee and expense table.

Response to Comment 19 — The prospectus describes the portfolio managers’ discretion to invest in the T. Rowe Price Reserve Investment Fund as a principal investment strategy, and, accordingly, has included investment company investing risk in the “Principal risks” section.  Because it is estimated that the expenses of this investment will represent less than 0.01% of the annual operating expenses for the first year, the Fund has not included acquired fund fees and expenses in the fee and expense table.

Redwood Fund:

Comment 20 — Please re-write the Fund’s “Principal investment strategies” section to explain the Fund’s investment objective in plain English.

Response to Comment 20 — The registrant believes that the “Principal investment strategies” section is written clearly and explains in plain English how the Fund will seek to achieve its investment objective.  The registrant also notes that this Fund is only registering Class NAV shares, which are not sold to retail investors and may only be purchased by certain affiliated funds and other institutional investors with a presumed high level of investment sophistication.  Accordingly, the registrant respectfully declines to make the requested change.

Comment 21 — Please describe acquired fund expenses in the fee and expense table.

Response to Comment 21 — Because it is estimated that the expenses of investments in acquired funds will represent less than 0.01% of the annual operating expenses for the first year, the Fund has not included acquired fund fees and expenses in the fee and expense table.

Comment 22 — In the “Principal investment strategies” section of the prospectus, please describe the specific derivatives to be used by the Fund and the purposes for which they will be used.

Response to Comment 22 — The prospectus accurately describes the derivatives which may be utilized by the Fund and the purposes therefore.

Comment 23 — The prospectus does not state a geographical limit on investments.  Please describe the risks of investing in foreign countries.

Response to Comment 23 — Because the Fund will seek to achieve its investment objective by primarily utilizing options on United States equities, the registrant respectfully declines to make this change.

Comment 24 — Please include small and medium capitalization companies risk “Principal risks” section.

Response to Comment 24 — The prospectus has been revised as requested.

Comment 25 — Please describe the risks of a buy-write strategy in plain English.

Response to Comment 25 — The prospectus has been revised as requested.

Securities and Exchange Commission

September 23, 2011

Comment 26 — Please describe the business experience of the portfolio managers during the prior five years.

Response to Comment 26 — The prospectus has been revised as requested.

Statement of Additional Information:

Comment 27 — Please include the ticker symbol for each class of shares of each Fund on the cover of the SAI.

Response to Comment 27 — The SAI has been revised as requested.

Comment 28 — Please replace “may not” with “will not” in the fundamental investment restrictions section.

Response to Comment 29 — The SAI has been revised as requested.

Comment 30 — Please disclose the Trustees’ ownership of the Funds’ shares.

Response to Comment 30 — The SAI has been revised as requested.

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Funds, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 663-2261.

Sincerely,

/s/ Christopher Sechler

Christopher Sechler

Assistant Secretary
John Hancock Funds II